Incorporated under the Canada Business Corporations Act
Constituée sous l'autorité de la Loi canadienne sur les sociétés par actions

ISIN: CA88035N1033
CUSIP: 88035N103

TENET FINTECH GROUP INC.

NUMBER/NUMÉRO

5867589

SHARES/ACTIONS

*12345678901*************
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This certifies that / Les présentes attestent que

* PROOF * 5867589 * CA88035N1033 * 12345678901 ACTIONS ORDINAIRES ENTIÈREMENT LIBÉRÉES DE FULLY PAID AND NON-ASSESSABLE COMMON SHARES OF * TENET FINTECH GROUP INC. * PROOF * 5867589 * CA88035N1033 * 12345678901 ACTIONS ORDINAIRES ENTIÈREMENT LIBÉRÉES DE FULLY PAID AND NON-ASSESSABLE COMMON SHARES OF * TENET FINTECH GROUP INC. * PROOF * 5867589 * CA88035N1033 * 12345678901 ACTIONS ORDINAIRES ENTIÈREMENT LIBÉRÉES DE FULLY PAID AND NON-ASSESSABLE COMMON SHARES OF * TENET FINTECH GROUP INC. * PROOF * 5867589 * CA88035N1033 * 12345678901 ACTIONS ORDINAIRES ENTIÈREMENT LIBÉRÉES DE FULLY PAID AND NON-ASSESSABLE COMMON SHARES OF * TENET FINTECH GROUP INC. * PROOF * 5867589 * CA88035N1033 * 12345678901 ACTIONS ORDINAIRES ENTIÈREMENT LIBÉRÉES DE FULLY PAID AND NON-ASSESSABLE COMMON SHARES OF * TENET FINTECH GROUP INC. * PROOF * 5867589 * CA88035N1033 * 12345678901 ACTIONS ORDINAIRES ENTIÈREMENT LIBÉRÉES DE FULLY PAID AND NON-ASSESSABLE COMMON SHARES OF * TE

** PROOF **

Is the registered holder of / est le détenteur immatriculé de

* PROOF * 5867589 * CA88035N1033 * 12345678901 ACTIONS ORDINAIRES ENTIÈREMENT LIBÉRÉES DE FULLY PAID AND NON-ASSESSABLE COMMON SHARES OF * TENET FINTECH GROUP INC. * PROOF * 5867589 * CA88035N1033 * 12345678901 ACTIONS ORDINAIRES ENTIÈREMENT LIBÉRÉES DE FULLY PAID AND NON-ASSESSABLE COMMON SHARES OF * TENET FINTECH GROUP INC. * PROOF * 5867589 * CA88035N1033 * 12345678901

** 12345678901 **

FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT NOMINAL OR PAR VALUE OF
TENET FINTECH GROUP INC.
transferable only on the books of the Company upon surrender of this Certificate properly endorsed by the holder hereof in person or by attorney. This Certificate shall not become valid until countersigned by the Transfer Agent and registered by the Registrar of the Company.

IN WITNESS WHEREOF the Company has caused this Certificate to be signed by the facsimile signature of its duly authorized officers.

ACTIONS ORDINAIRES SANS VALEUR NOMINALE, ENTIÈREMENT LIBÉRÉES ET NON SUSCEPTIBLES D'APPELS SUBSÉQUENTS, DE
GROUPE TENET FINTECH INC.
transférables seulement aux livres de la Compagnie sur remise de ce certificat dûment endossé par le détenteur personnellement ou par son procureur. Ce certificat ne deviendra valide qu'après avoir été contresigné par l'agent des transferts et enregistré par l'agent chargé de la tenue des registres de la Compagnie.

EN FOI DE QUOI la Compagnie a fait signer ce certificat par le facsimilé de la signature de ses dirigeants dûment autorisés.

Date / Le: OCT 27, 2021

President and Chief Executive Officer
Président et chef de la direction

Chief Financial Officer
Chef des finances

Countersigned and Registered
TSX Trust Company
Transfer Agent and Registrar

By / Par: ______________________

Authorized signature / Signature autorisée

The shares are transferable at the principal offices of TSX Trust Company in Montreal, QC and Toronto, ON or at the office of American Stock Transfer & Trust Company, LLC in Brooklyn NY.

Les actions sont transférables au bureaux de transfert principaux de Compagnie Trust TSX à Montréal, QC et Toronto, ON ou au bureau de American Stock Transfer & Trust Company, LLC à Brooklyn, NY.

SECURITY INSTRUCTIONS ON REVERSE — VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

6016009 0 G DUMMY PROOF - 00069659 999999999 G5015186

Printed by DATA BUSINESS FORMS

5867589

For value received, the undersigned hereby sell(s), assign(s) and transfer(s) unto
Pour valeur reçue, le soussigné vend, cède et transporte à

____

(**Print** name(s) of person(s) to whom the securities are being transferred and the address for the register / **Écrivez** le nom de la ou des personnes à qui les titres sont transférés et l'adresse pour le registre)

____

__________________________________ shares/ actions

(number of shares if blank, deemed to be all / nombre d'actions - s'il n'y a rien d'écrit, la totalité est présumée)

of the Company represented by this certificate, and hereby irrevocably constitutes and appoints ____________________ the attorney of the undersigned to transfer the said securities with full power of substitution in this matter:
de la société représentées par le présent certificat et constitue et nomme irrévocablement par les présentes ____________________ procureur du ou des soussignés pour transférer lesdits titres avec plein pouvoir de substitution à cet égard:

Dated /
Fait le ________________

Signature Guarantee(s)* /
Garantie des signatures*
(the transfer cannot be processed without acceptable guarantees of all signatures / le transfert ne peut être effectué sans une garantie acceptable de chaque signature)

Transferor(s) Signature(s)* /
Signature du ou des cédants*

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* For transfers signed by the registered holder(s), their signature(s) must correspond with the name(s) on the certificate in every particular, without any changes.
In addition, every signature must be **Signature Guaranteed** by a Canadian Schedule 1 chartered bank, or a member of one of the recognized medallion programs - Securities Transfer Agents Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP) or New York Stock Exchange, Inc. Medallion Signature Program (MSP).

* Pour les transferts signés par le ou les détenteurs inscrits, chaque signature doit correspondre exactement avec le ou les noms sur le ou les certificats, sans aucun changement.
Aussi, chaque signature doit être garantie par une banque à charte de l'Annexe 1, ou un membre de l'un des programmes de garantie Medallion - Securities Transfer Agents Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP) ou New York Stock Exchange, Inc Medallion Signature Program (MSP).

SECURITY INSTRUCTIONS - INSTRUCTIONS DE SÉCURITÉ

THIS IS WATERMARKED PAPER, DO NOT ACCEPT WITHOUT NOTING WATERMARK. HOLD TO LIGHT TO VERIFY WATERMARK.

PAPIER FILIGRANÉ, NE PAS ACCEPTER SANS VÉRIFIER LA PRÉSENCE DU FILIGRANE. POUR CE FAIRE, PLACER À LA LUMIÈRE.